As filed with the Securities and Exchange Commission on May 20, 2005

FILE NO. 70-10276

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-1/A

AMENDMENT NO. 3 TO

APPLICATION OR DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Wisconsin Energy Corporation

231 West Michigan Street

P.O. Box 2949

Milwaukee, Wisconsin 53201

W.E. Power, LLC

301 West Wisconsin Avenue

Suite 600

Milwaukee, Wisconsin 53203

(Names of companies filing this statement and

addresses of principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Larry Salustro

Executive Vice President and General Counsel

Wisconsin Energy Corporation

231 West Michigan Street

P.O. Box 2949

Milwaukee, WI 53201

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

A. William Finke, Counsel	Bruce C. Davidson, Esq.
Wisconsin Electric Power Company	Hoyt R. Stastney, Esq.
231 West Michigan Street	Quarles & Brady LLP
P.O. Box 2046	411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53202

Wisconsin Energy Corporation and W.E. Power, LLC hereby amend their Application on Form U-1 filed on December 27, 2004, Commission File No. 70-10276, as previously amended and restated by Amendment No. 1 thereto filed on February 11, 2005, and Amendment No. 2 thereto filed on April 29, 2005, as follows:

1.	By amending and restating Item 1. “Description of Proposed Transaction—B. Description of the Applicants—b. W.E. Power, LLC” to read as follows:

b. W.E. Power, LLC

W.E. Power, a Wisconsin limited liability company, is a wholly-owned, direct subsidiary of Wisconsin Energy. W.E. Power is an intermediate holding company that was formed in 2001 to design, construct, own, finance, and lease to Wisconsin Electric 2,320 megawatts of new generating capacity in the State of Wisconsin proposed as part of Wisconsin Energy’s Power the Future plan, including the generating facilities and generator interconnection equipment discussed below. W.E. Power does not and will not own any such facilities directly. W.E. Power directly owns a 100% interest in Project Company. W.E. Power had consolidated total assets of $465.2 million as of December 31, 2004, and consolidated total operating revenues of $11.5 million for the year ended December 31, 2004, all of which were derived from operations in Wisconsin.

Project Company, a Wisconsin limited liability company, was formed specifically to develop, construct, and own a 100% interest in two 545 MW gas-fired, combined cycle generating units located in Port Washington, Wisconsin (the “Port Washington Units”). In addition, Project Company will develop, construct, and own a 100% interest in certain generator interconnection equipment necessary to interconnect the Port Washington Units with the ATC transmission grid. Project Company had total assets of $325.5 million as of December 31, 2004, and total operating revenues of $1.9 million and total operating income of $0 for the year ended December 31, 2004.

2.	By amending Item 6. “Exhibits and Financial Statements—A. Exhibits” to file the following exhibit herewith:

F-1 Opinion of Counsel

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to the Application to be signed on their behalf by the undersigned thereunto duly authorized.

Date: May 20, 2005

WISCONSIN ENERGY CORPORATION

By:	/s/ Larry Salustro
Larry Salustro Executive Vice President and General Counsel

W.E. POWER, LLC

By:	/s/ Frederick D. Kuester
Frederick D. Kuester President and General Manager

EXHIBIT F-1

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Telephone: 414-277-5000

Fax: 414-271-3552

May 20, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application of Wisconsin Energy Corporation and W.E. Power, LLC on Form

U-1 Under the Public Utility Holding Company Act of 1935 (File No. 70-10276)

Ladies and Gentlemen:

We are furnishing this opinion to the Securities and Exchange Commission (the “Commission”) at the request of Wisconsin Energy Corporation, a Wisconsin corporation (“Wisconsin Energy”), and W.E. Power, LLC, a Wisconsin limited liability company (“W.E. Power”), in connection with their Application/Declaration on Form U-1, as amended (File No. 70-10276) (the “Application”), under the Public Utility Holding Company Act of 1935, as amended (the “Act”). The Application requests that the Commission authorize a proposed transaction, as further described in the Application (the “Transaction”), in which W.E. Power will directly own, and Wisconsin Energy will indirectly own through W.E. Power, Port Washington Generating Station, LLC, a Wisconsin limited liability company (“Project Company”), which, once its generating and interconnection facilities become operational, will be an electric utility company under the Act. Additionally, W.E. Power requests an order from the Commission establishing its Section 3(a)(1) exemption from registration under the Act following the Transaction and WEC requests an order from the Commission affirming its continued Section 3(a)(1) exemption from registration under the Act following the Transaction. Capitalized terms that are used but not defined herein have the meanings assigned to them in the Application.

In connection with this opinion, we have examined such corporate records, certificates and other documents, and such questions of fact and matters of law, as we have deemed necessary for purposes of this opinion.

The opinions expressed below with respect to the Transaction are subject to and rely upon the following assumptions and conditions:

Securities and Exchange Commission

May 20, 2005

(a)	All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction shall have been obtained or made, as the case may be (including the approval and authorization of the Commission under the Act), and the Transaction shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

(b)	All corporate formalities required by state law for the consummation of the Transaction shall have been taken.

(c)	The parties shall have obtained all consents, waivers and releases, if any, required for the Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

(d)	The representations and warranties of the parties to the Transaction in the documents providing for the Transaction are true and correct in all material respects.

(e)	Project Company shall have become an electric utility company under the Act on account of its generating and interconnection facilities becoming operational.

Based upon the foregoing, and subject to the assumptions and conditions set forth herein, it is our opinion that:

1.	Wisconsin Energy is a corporation validly existing under the laws of the State of Wisconsin. Each of W.E. Power and Project Company is a limited liability company validly existing under the laws of the State of Wisconsin.

2.	Upon the Transaction being consummated as contemplated by the Application:

(a)	All State laws applicable to the Transaction will have been complied with;

(b)	The member units representing membership interests in Project Company will be validly issued, and W.E. Power will be entitled to the rights and privileges appertaining thereto set forth in the articles of organization and operating agreement of Project Company;

(c)	W.E. Power will have legally acquired all the membership interests in Project Company; and

Securities and Exchange Commission

May 20, 2005

(d)	The consummation of the Transaction will not violate the legal rights of the holders of any securities issued by Wisconsin Energy, W.E. Power or any associate company thereof.

The opinions expressed herein are limited to the federal law of the United States and the law of the State of Wisconsin. We hereby consent to the filing of this opinion as an exhibit to the Application.

Very truly yours,

/s/ QUARLES & BRADY LLP

QUARLES & BRADY LLP

BCD/JDM/HRS